NO ACT

DC
PE
12-13-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023991

Received SEC

FEB 0 4 2008

Washington, DC 20549

February 4, 2008

Anita Jane Kamenz
Attorney
Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/4/2008

Re: The Coca-Cola Company
Incoming letter dated December 13, 2007

Dear Ms. Kamenz:

This is in response to your letters dated December 13, 2007 and January 3, 2008 concerning the shareholder proposal submitted to Coca-Cola by The Great Neck Capital Appreciation LTD Partnership. We also have received letters on the proponent's behalf dated December 19, 2007 and January 7, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 1 3 2008 E
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

Anita Jane Kamenz
Office of the Secretary

ADDRESS REPLY TO
P.O. BOX 1734
ATLANTA, GA 30301

January 3, 2008

BY COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From Proxy Materials of Shareowner Proposal Submitted by The Great Neck Capital Appreciation LTD Partnership

Ladies and Gentlemen:

We refer to our letter to you dated December 13, 2007 (the "Letter") relating to The Coca-Cola Company's (the "Company") intention to exclude a shareowner proposal (the "Proposal") submitted by The Great Neck Capital Appreciation LTD Partnership (the "Proponent") from its proxy materials for the Company's 2008 Annual Meeting of Shareowners.

On December 19, 2007, we received a copy of a letter to the staff from Mr. John Chevedden, acting on behalf of the Proponent, asking the staff not to concur in the Company's conclusion that the Proposal may be excluded from its proxy materials. A copy of Mr. Chevedden's letter is attached as Exhibit 1.

In his letter, Mr. Chevedden takes issue with, among other things, the Company's position that the Proponent failed to establish its eligibility to submit a shareholder proposal under Rules 14a-8(b) and 14a-8(f)(1). As outlined in detail in the Company's December 13, 2007 letter, the Proposal was submitted by "The Great Neck Capital Appreciation LTD Partnership." The Company requested that the Proponent submit proof of beneficial ownership of the Company's securities, to establish the Proponent's eligibility under Rule 14a-8(b), and thereafter the Company received a letter from a broker purporting to provide proof of the Proponent's beneficial ownership of the Company's common stock. Instead, however, the letter indicated that shares of the Company's common stock were beneficially owned by an entity named "THE GREAT NECK CAP APP INVST PARTSHP., DFJ DISCOUNT BROKER." When the Company informed Mr. Chevedden that the entity named in the broker's letter was not the Proponent, the Company received another broker's letter, this time showing the name of the beneficial owner as "THE GREAT NECK CAP APP INVST PARTSHP."

Although the name of the entity identified in the broker's letter is very similar to the Proponent's, it appears that the two names identify two entirely different entities. Throughout its correspondence and the Proposal, the Proponent lists its address as 1981 Marcus Ave., Suite C114, Lake Success, NY 11042. Assuming the entity named in the broker's letter is the abbreviated version of "The Great Neck Capital Appreciation Investment Partnership, L.P.," this entity is listed separately in the business entity database of the New York State Division of Corporations, and has a registered address of 98 Cutter Mill Road, Great Neck, New York 11021. A copy of the database record is attached as Exhibit 2.

Contrary to Mr. Chevedden's assertion, the Company's position is not that one word was misstated in the broker's letters. Instead, the Company's position is that he has failed to provide proof that the Proponent beneficially owns any Company common stock. His submission of proof that another entity with a similar name owns the Company's common stock is an effort to substitute a new proponent of the Proposal, after the deadline for submitting shareholder proposals to the Company has passed. We continue to believe that the Proponent has failed to establish its eligibility to submit the Proposal. To date, the Company has not received any evidence that the Proponent is the beneficial owner of even a single share of the Company's common stock.

Moreover, contrary to Mr. Chevedden's assertion that the Company set a precedent that it would inform the Proponent of any needed broker letter revision by its November 26, 2007 email, the Company was under no obligation to continue to identify the deficiencies in the broker letters submitted to the Company. Following the Company's receipt of the Proposal, the Company satisfied all of its obligations under Rule 14a-8(f)(1) by its November 19, 2007 letter to Mr. Chevedden. The Company's November 19, 2007 letter to Mr. Chevedden fully complied with the requirements of Rule 14a-8(f)(1). Nevertheless, following the Company's receipt of an e-mail from Mr. Chevedden on November 23, 2007, asking "whether or not there is any further requirement to this point in the rule 14a-8 process in addition to the broker letter attached and that was just faxed," and although under no obligation to do so, the Company informed Mr. Chevedden via e-mail that the broker letter was deficient and again specifically identified the Proponent as the entity for which proof of beneficial ownership was required. The Proponent's failure to submit proof of beneficial ownership following this correspondence cannot be blamed on the Company.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter, including all exhibits. In addition, a copy of this letter and the attached exhibits are being provided simultaneously to the Proponent and the Proponent's representative.

Very truly yours,

Anita Jane Kamenz
Attorney

Enclosures

cc: John Chevedden
Mark Filiberto, General Partner, The Great Neck Capital Appreciation LTD Partnership

205546_1.DOC

Exhibit 1

Copy of the December 19, 2007
Letter from John Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 19, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Coca-Cola Company (KO)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
The Great Neck Capital Appreciation LTD Partnership

Ladies and Gentlemen:

The company appears to claim that there should be a one-word revision in the broker letter: "LTD" in place of "Invst."

For example:
The Great Neck Capital Appreciation LTD Partnership
instead of
The Great Neck Cap App Invst Partshp
Apparently one word is different: "LTD" compared to "Invst."

However the company led the proponent to believe that the broker letter with "Invst" was acceptable by remaining silent on this issue from the November 29, 2007 fax of the November 26, 2007 broker letter until the company submitted its December 13, 2007 no action request.

The company set a precedent that it would inform the proponent of any needed broker letter revision by its November 26, 2007 email exhibit asking for a revision of the first broker letter. However no such request was made by the company after the November 29, 2007 fax of the revised broker letter. (November 29, 2007 is legible at the top of the November 26, 2007 broker letter.) This company silence since November 29, 2007 led the shareholder party to believe that the company request was satisfied.

Additionally the company asks that one-word be omitted from the proposal: "Vanguard." The company acknowledges that Vanguard supports a shareholder right to call a special meeting, but claims there is one instance where Vanguard did not vote in favor of this principle. The company seems to be arguing against a phantomized version of the proposal, *as if* the proposal stated that Vanguard supports a shareholder right to call a special meeting *in every single instance*.

For these reasons it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto

A. Jane Kamenz <jkamenz@na.ko.com>
Attorney

Exhibit 2

Copy of database record

NYS Department of State

Division of Corporations

Entity Information

Selected Entity Name: THE GREAT NECK CAPITAL APPRECIATION INVESTMENT PARTNERSHIP, L.P.

Selected Entity Status Information

Current Entity Name:	THE GREAT NECK CAPITAL APPRECIATION INVESTMENT PARTNERSHIP, L.P.
Initial DOS Filing Date:	JUNE 11, 1996
County:	NASSAU
Jurisdiction:	NEW YORK
Entity Type:	DOMESTIC LIMITED PARTNERSHIP
Current Entity Status:	ACTIVE

Selected Entity Address Information

DOS Process (Address to which DOS will mail process if accepted on behalf of the entity)

THE GREAT NECK CAPITAL APPRECIATION INVESTMENT PARTNERSHIP, L.P.
98 CUTTER MILL ROAD
GREAT NECK, NEW YORK, 11021

Registered Agent

MARK FILIBERTO
98 CUTTER MILL ROAD
GREAT NECK, NEW YORK, 11021

NOTE: New York State does not issue organizational identification numbers.

Search Results New Search

Division of Corporations, State Records and UCC Home Page NYS Department of State Home Page

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

Anita Jane Kamenz
Office of the Secretary

ADDRESS REPLY TO
P.O. BOX 1734
ATLANTA, GA 30301

Rule 14a-8(b)
Rule 14a-8(f)(1)
Rule 14a-8(i)(3)

December 13, 2007

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From Proxy Materials of Shareowner Proposal Submitted by The Great Neck Capital Appreciation LTD Partnership

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, The Coca-Cola Company, a Delaware corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareowner proposal (the "Proposal") submitted by The Great Neck Capital Appreciation LTD Partnership (the "Proponent") from its proxy materials for its 2008 Annual Meeting of Shareowners (the "Annual Meeting"). The Company requests confirmation that the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its proxy materials for the Annual Meeting in reliance on Rule 14a-8(b), Rule 14a-8(f)(1) and Rule 14a-8(i)(3).

A copy of the Proposal and the Proponent's supporting statement is attached as Exhibit 1.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter, including all exhibits. In addition, a copy of this letter and the attached exhibits are being provided simultaneously to the Proponent and the Proponent's representative.

The Company currently intends to file its definitive proxy materials for the Annual Meeting with the Commission on or about March 3, 2008.

THE PROPOSAL

The Proposal states:

"RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% of our outstanding common stock to call a special shareholder meeting."

Rule 14a-8(b) and 14a-8(f)(1): Failure to Establish Eligibility to Submit a Proposal

Rule 14a-8(b) permits a company to exclude a shareholder proposal from its proxy materials if the stockholder does not meet certain eligibility requirements. Rule 14a-8(b) requires a proponent to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date of submission of the proposal. If the proponent is the registered holder of the company's voting securities and appears in the company's records as a shareholder, the company may verify the proponent's eligibility. If, however, the proponent does not appear as a registered holder in the company's records, Rule 14a-8(b) provides two ways by which a proponent may prove his or her eligibility:

- by submitting a written statement from the "record" holder of the securities; or
- by submitting a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments thereto, reflecting the proponent's ownership.

Rule 14a-8(f)(1) states that, if a proponent fails to provide evidence of beneficial ownership, the company must provide the proponent with a notice of deficiency within 14 days after receipt of the proposal. If the proponent does not provide sufficient evidence that it has satisfied the ownership requirements of Rule 14a-8(b) within 14 days of receipt of the company's notice of deficiency, the proposal may be excluded under Rule 14a-8(f)(1). As explained below, the "proof of ownership" submitted did not verify the Proponent's holdings.

The Staff has consistently permitted companies to exclude shareholder proposals pursuant to Rule 14a-8(f)(1) based on a proponent's failure to provide evidence of eligibility under Rule 14a-8(b). *See generally, CSK Auto Corporation* (Jan. 29, 2007); *The Topps Company, Inc.* (Apr. 3, 2006); *XM Satellite Radio Holdings Inc.* (Mar. 28, 2006); and *CNF Inc.* (Jan. 12, 2004).

On November 6, 2007, the Company received the Proponent's submission, a copy of which is attached as Exhibit 1. In the cover letter accompanying the Proposal, the Proponent designated John Chevedden and/or his designee to act as the Proponent's representative at the Annual Meeting. The Proponent also instructed the Company to direct all future correspondence to Mr. Chevedden. At the time of the Proponent's submission, the Proponent did not provide proof of beneficial ownership of the Company's Common Stock. In addition, the Company's records do not list the Proponent as a registered holder of the Company's Common Stock.

On November 19, 2007, 13 days after receipt of the Proponent's submission, the Company sent Mr. Chevedden a letter, with a copy to the Proponent, acknowledging receipt of the Proposal and requesting proof of the Proponent's beneficial ownership of the Company's Common Stock. In accordance with Rule 14a-8(f)(1), the Company's letter also (i) explained how the defect in the Proponent's submission could be remedied, (ii) attached a copy of Rule 14a-8, and (iii) stated that the Company must receive a proper response within 14 days from the receipt of the Company's letter. A copy of the Company's November 19, 2007 letter is attached as Exhibit 2.

On November 23, 2007, the Company received a letter, dated November 21, 2007, from National Financial Services LLC ("National Financial") certifying that "THE GREAT NECK CAP APP INVST PARTSHP., DFJ DISCOUNT BROKER" is the beneficial owner of the requisite amount of the Company's Common Stock and has held such securities for at least one year. A copy of National Financial's November 21, 2007 letter is attached as Exhibit 3. In addition, on November 23, 2007, the Company received an email from Mr. Chevedden titled "Rule 14a-8 Proposal (KO) Broker Letter," asking "whether or not there is any further requirement to this point in the rule 14a-8 process in addition to the broker letter attached and that was just faxed." A copy of Mr. Chevedden's November 23, 2007 email is attached as Exhibit 4. Thereafter, on November 26, 2007, the Company responded to Mr. Chevedden by email, a copy of which is attached as Exhibit 5, which states in part as follows:

> "We appreciate receiving the proof of ownership letter. The entity referenced in this letter, namely THE GREAT NECK CAP APP INVST PARTSHP., DJF DISCOUNT BROKER, doesn't match the name on the proposal submitted by Mark Filiberto as a general partner of The Great Neck Capital Appreciation LTD Partnership. We will require proof that The Great Neck Capital Appreciation LTD Partnership beneficially owns the requisite shares of Company stock."

On November 29, 2007, the Company received a letter, dated November 26, 2007, from National Financial certifying that "THE GREAT NECK CAP APP INVST PARTSHP," is the beneficial owner of the requisite amount of the Company's Common

Stock and has held such securities for at least one year. A copy of National Financial's November 26, 2007 letter is attached as Exhibit 6.

Aside from the correspondence mentioned, no other correspondence has been received from Mr. Chevedden or the Proponent.

A noted, the Proposal was received from the Proponent (The Great Neck Capital Appreciation LTD Partnership). However, the letters from National Financial purporting to establish the eligibility of the Proponent did not identify it as a beneficial owner of the Company's Common Stock. Rather, the November 21, 2007 and November 26, 2007 letters from National Financial identified "THE GREAT NECK CAP APP INVST PARTSHP., DFJ DISCOUNT BROKER" and "THE GREAT NECK CAP APP INVST PARTSHP", respectively, as beneficial owners of the Company's Common Stock. The Proposal was received from The Great Neck Capital Appreciation LTD Partnership and neither of the letters received from National Financial identify it as a beneficial owner of the Company's Common Stock. The Proponent has failed to satisfy the ownership requirements of Rule 14a-8(b). Accordingly, the Company believes the Proposal may be excluded pursuant to Rule 14a-8(f)(1).

Rule 14a-8(i)(3): False or Misleading Statements

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal and the related supporting statement from its proxy materials if such proposal or supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials.

The Staff has stated that a company may exclude statements contained in a proposal, or exclude a proposal in its entirety, under Rule 14a-8(i)(3) where "statements directly or indirectly...make charges concerning improper...conduct or association, without factual foundation," or where "the company demonstrates objectively that a factual statement is materially false and misleading." See *Staff Legal Bulletin No. 14B* (September 15, 2004).

The Proponent's supporting statement contains an objectively false and misleading statement as detailed below.

The Proposal states that "Fidelity and Vanguard support a shareholder right to call a special meeting."

The Proponent's statement with respect to Vanguard is objectively false and misleading. The Proposal requests that the Company's shareowners be given the ability to call special meetings of "shareholders." Vanguard's proxy voting guidelines, however, provide that Vanguard supports the right to call "special meetings of the board." Vanguard's guidelines are silent on the subject of special shareholder meetings, the subject of the Proposal. Accordingly, the Company's shareowners may be misled by the Proponent's incorrect assertion that Vanguard supports the subject matter of the Proposal. Vanguard's proxy voting guidelines are publicly available at: https://personal.vanguard.com/us/content/Home/WhyVanguard/AboutVanguardProxyVotingGuidelinesContent.jsp

Moreover, on August 30, 2007, The Vanguard Group, Inc. filed with the Commission several Annual Reports of Proxy Voting Record of Registered Management Investment Companies on Form N-PX for the fiscal year ended June 30, 2007. As reported in the Form N-PX filed with respect to the Vanguard 500 Index Fund (the "Fund"), the relevant portion of which is attached as Exhibit 7, the Fund voted "against" a shareholder proposal (proposal #5) submitted to Ford Motor Company which requested that the board of directors amend the company's bylaws to give holders of 10% (or the lowest possible percentage) of the outstanding common stock the power to call a special shareholder meeting. This is one example in which Vanguard reported that it voted against shareholder proposals seeking to allow shareholders to call special shareholder meetings. The Company acknowledges that, in some instances, Vanguard reported that its funds voted "for" shareholder proposals relating to special shareholder meetings. The Proposal, however, makes a blanket statement that Vanguard supports the ability of shareholders to call special shareholder meetings. The Proponent's assertion is thus overbroad and materially false and misleading.

As shown above, the supporting statement, which the Proponent asks the Company's shareowners to look to in order to support the Proposal, contains an objectively false and misleading statement in violation of Rule 14a-9 of the Commission's proxy rules. Accordingly, we believe the statement noted above may be excluded under Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, we respectfully request confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2008 proxy materials.

If the Staff has any questions regarding this matter or requires additional information, please feel free to call me at (404) 676-2187.

Very truly yours,

Anita Jane Kamenz

Anita Jane Kamenz
Attorney

Enclosures

cc: John Chevedden
Mark Filiberto, General Partner, The Great Neck Capital Appreciation LTD Partnership

Exhibit 1

Copy of the Proposal

The Great Neck Capital Appreciation LTD Partnership
1981 Marcus Ave, Suite C114, Lake Success, NY 11042

THE COCA-COLA COMPANY
RECEIVED

NOV - 6 2007

SHAREOWNER AFFAIRS

November 5, 2007

Mr. E. Neville Isdell
Chairman of the Board
Coca-Cola Company (KO)
1 Coca Cola Plz
Atlanta GA 30313

Rule 14a-8 Proposal

Dear Mr. Isdell,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net

(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)

PH: 310-371-7872
2215 Nelson Ave., No. 205, Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Mark Filiberto,
General Partner

cc: Carol Crofoot Hayes
Corporate Secretary
Phone: 404 676-2121
Fax: 404 676-6792
FX: 404-515-0358

[KO: Rule 14a-8 Proposal, November 5, 2007]

3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% of our outstanding common stock to call a special shareholder meeting.

Special meetings allow investors to vote on important matters that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services).

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure. For instance in 2007 the following board structure issues were reported:

• The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company "F" because of very high concerns over board composition and executive compensation. Total Summary Compensation for our CEO was $32 million. Yet total 2006 shareholder return relative to the S&P 500 was a modest 7%.

• Six directors had been on our board for longer than fifteen years:

Mr. H. Allen
Mr. R. Allen
Mr. McHenry
Mr. Robinson
Mr. Williams
Mr. Uberroth

• This created the perception of a "board within a board" and raised concerns over the independence and effectiveness of the board as a counter balance to management. Additionally, Messrs Robinson and Williams are long tenured and over seventy years of age, which raised concerns over director recruitment.

• Meanwhile, a mind boggling seven directors were potentially conflicted outside-related directors primarily as a result of related party transactions and family relationships:

Mr. H. Allen
Mr. R. Allen
Mr. Keough
Mr. McHenry

Mr. Nunn
Mr. Robinson
Mr. Uberroth

- Five of these directors were also long tenured. This raised additional concerns about board independence.

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and encourage our board to make progress on our corporate governance:

Special Shareholder Meetings –
Yes on 3

Notes:
Mark Filiberto, General Partner, The Great Neck Capital Appreciation LTD Partnership, 1981 Marcus Ave., Suite C114. Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Exhibit 2

Copy of the November 19, 2007
Letter to John Chevedden

The Coca-Cola Company

COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P. O. DRAWER 1734
ATLANTA, GA 30301

404 676-2121
OUR REFERENCE NO.

November 19, 2007

By Overnight Courier

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Proposal for Action at the 2008 Annual Meeting of Shareowners

Dear Mr. Chevedden:

Mr. E. Neville Isdell, Chairman of the Board of Directors and Chief Executive Officer of The Coca-Cola Company (the "Company"), provided me with a copy of Mr. Mark Filiberto's letter dated November 5, 2007 addressed to him. The letter was received on November 6, 2007 and a copy is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you, as the person designated by Mr. Filiberto to act on his behalf, of the following eligibility deficiency in Mr. Filiberto's letter:

> Mr. Filiberto did not include any information to prove that The Great Neck Capital Appreciation LTD Partnership (the "Partnership") has continuously held, for at least one year prior to the date he submitted its proposal, shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list the Partnership as a registered holder of shares of Company Common Stock. Since the Partnership is not a registered holder of shares of Company Common Stock, Rule 14a-8(b)(2) [Question 2] tells you how to prove its eligibility (for example if the shares are held indirectly through its broker or bank).

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If the Partnership does not do so, we may exclude its proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8. To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@na.ko.com; to reply by courier, please reply to my attention at NAT 2160A, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2160A, P.O. Box 1734, Atlanta, Georgia, 30301-1734.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Jane Kamenz

A. Jane Kamenz
Attorney

cc: Mark Filiberto, The Great Neck Capital Appreciation LTD Partnership
Carol C. Hayes
Mark Preisinger

The Great Neck Capital Appreciation LTD Partnership
1981 Marcus Ave. Suite C114. Lake Success. NY 11042

THE COCA-COLA COMPANY
RECEIVED

NOV - 6 2007

SHAREOWNER AFFAIRS

November 5, 2007

Mr. E. Neville Isdell
Chairman of the Board
Coca-Cola Company (KO)
1 Coca Cola Plz
Atlanta GA 30313

Rule 14a-8 Proposal

Dear Mr. Isdell,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net

(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)

PH: 310-371-7872
2215 Nelson Ave., No. 205, Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Mark Filiberto

Mark Filiberto,
General Partner

cc: Carol Crofoot Hayes
Corporate Secretary
Phone: 404 676-2121
Fax: 404 676-6792
FX: 404-515-0358

3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% of our outstanding common stock to call a special shareholder meeting.

Special meetings allow investors to vote on important matters that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services).

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure. For instance in 2007 the following board structure issues were reported:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company "F" because of very high concerns over board composition and executive compensation. Total Summary Compensation for our CEO was $32 million. Yet total 2006 shareholder return relative to the S&P 500 was a modest 7%.

- Six directors had been on our board for longer than fifteen years:
  Mr. H. Allen
  Mr. R. Allen
  Mr. McHenry
  Mr. Robinson
  Mr. Williams
  Mr. Uberroth
- This created the perception of a "board within a board" and raised concerns over the independence and effectiveness of the board as a counter balance to management. Additionally, Messrs Robinson and Williams are long tenured and over seventy years of age, which raised concerns over director recruitment.

- Meanwhile, a mind boggling seven directors were potentially conflicted outside-related directors primarily as a result of related party transactions and family relationships:
  Mr. H. Allen
  Mr. R. Allen
  Mr. Keough
  Mr. McHenry

Mr. Nunn
Mr. Robinson
Mr. Uberroth

- Five of these directors were also long tenured. This raised additional concerns about board independence.

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and encourage our board to make progress on our corporate governance:

Special Shareholder Meetings –
Yes on 3

Notes:
Mark Filiberto, General Partner, The Great Neck Capital Appreciation LTD Partnership, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

**Note 3 to § 240.14a-7*. If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are

---

*Effective January 1, 2008, Rule 14a-7 is amended by removing Note 3 to § 240.14a-7 as part of the amendments relating to shareholder choice regarding proxy material. See SEC Release Nos. 34-56135; IC-27911; July 26, 2007. *Compliance Dates:* "Large accelerated filers," as that term is defined in Rule 12b-2 under the Securities Exchange Act, not including registered investment companies, must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008. Registered investment companies, persons other than issuers, and issuers that are not large accelerated filers conducting proxy solicitations (1) may comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008 and (2) must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2009.

**Effective March 30, 2007, Rule 14a-8 was amended by revising the word "mail" to read "send" in the last sentence of paragraph (e)(2) and in paragraph (e)(3), and the word "mails" to read "sends" in the introductory text of paragraph (m)(3) as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

Note: See *AFSCME v. AIG*, No. 05-2825-cv (2d Cir., Sept. 5, 2006), the court reversed the judgment of the district court and remanded the case for entry of judgment in favor of AFSCME. The court disagreed with the SEC staff's long-standing interpretation of Rule 14a-8.

a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

*(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

*Effective March 30, 2007, in the last sentence of paragraph (e)(2) the word "mail" was revised to read "send" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

*(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we

*Effective March 30, 2007, in the last sentence of paragraph (e)(3) the word "mail" was revised to read "send" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

*(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

*Effective March 30, 2007, in the introductory text of paragraph (m)(3) the word "mails" was revised to read "sends" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

Exhibit 3

Copy of the November 21, 2007
Letter from National Financial

NATIONAL FINANCIAL
Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

November 21, 2007

THE COCA-COLA COMPANY
1 COCA-COLA PLAZA, NW
ATLANTA, GA 30313

Dear Sirs;

This letter certifies that:
THE GREAT NECK CAP APP INVST PARTSHP., DJF DISCOUNT BROKER,
is currently a beneficial owner of Coca-Cola Company securities and has held a security position with National Financial Services, LLC., dating back to April, 2006.

This purchase consisted of 250 shares of which 125 have been sold.
The current holding is 125 shares

Sincerely,

Lewis Trezza
Manager, Proxy Services

KO

Post-it® Fax Note 7671	Date	# of pages ▶
To A. Jancksment	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 404-598-2187	Fax #	

Exhibit 4

Copy of the November 23, 2007
Email from John Chevedden

olmsted
<olmsted7p@earthlink.net>
11/23/2007 12:38 PM

To Jane A. Kamenz/US/NA/TCCC@TCCC
cc
bcc
Subject Rule 14a-8 Proposal (KO) Broker Letter

Info: This message was sent from the internet.

Rule 14a-8 Proposal (KO) Broker Letter

Ms. Kamenz, Please let me know today whether or not there is any further requirement at this point in the rule 14a-8 process in addition to the broker letter attached and that was just faxed.
Sincerely,

John Chevedden ko2.pdf

NATIONAL FINANCIAL
Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

November 21, 2007

THE COCA-COLA COMPANY
1 COCA-COLA PLAZA, NW
ATLANTA, GA 30313

Dear Sirs;

This letter certifies that:
THE GREAT NECK CAP APP INVST PARTSHP., DJF DISCOUNT BROKER,
is currently a beneficial owner of Coca-Cola Company securities and has held
a security position with National Financial Services, LLC., dating back to April, 2006.

This purchase consisted of 250 shares of which 125 have been sold.
The current holding is 125 shares

Sincerely,

Lewis Trezza
Manager, Proxy Services

Exhibit 5

Copy of the November 26, 2007
Email to John Chevedden



Jane A. Kamenz/US/NA/TCCC

11/26/2007 05:26 PM

To olmsted <olmsted7p@earthlink.net>

cc Mark E. Preisinger/US/NA/TCCC, Carol C. Hayes,

bcc

Subject Re: Rule 14a-8 Proposal (KO) Broker Letter

Dear Mr. Chevedden;

We appreciate receiving the proof of ownership letter. The entity referenced in this letter, namely THE GREAT NECK CAP APP INVST PARTSHP., DJF DISCOUNT BROKER, doesn't match the name on the proposal submitted by Mark Filiberto as a general partner of The Great Neck Capital Appreciation LTD Partnership. We will require proof that The Great Neck Capital Appreciation LTD Partnership beneficially owns the requisite shares of Company stock.

Please do not hesitate to call me at 404-676-2187 should you have any questions.

Regards,

Jane Kamenz

Anita Jane Kamenz, Attorney
Office of the Secretary
(404) 676-2187 (O)
(404) 676-6812 (Fax)
jkamenz@na.ko.com



olmsted <olmsted7p@earthlink.net>



olmsted <olmsted7p@earthlink.net>

11/23/2007 12:38 PM

To Jane A. Kamenz/US/NA/TCCC@TCCC

cc

Subject Rule 14a-8 Proposal (KO) Broker Letter

Rule 14a-8 Proposal (KO) Broker Letter

Ms. Kamenz, Please let me know today whether or not there is any further requirement at this point in the rule 14a-8 process in addition to the broker letter attached and that was just faxed.

Sincerely,

John Chevedden ko2.pdf

NATIONAL FINANCIAL
Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

November 21, 2007

THE COCA-COLA COMPANY
1 COCA-COLA PLAZA, NW
ATLANTA, GA 30313

Dear Sirs;

This letter certifies that:
THE GREAT NECK CAP APP INVST PARTSHP., DJF DISCOUNT BROKER,
is currently a beneficial owner of Coca-Cola Company securities and has held a security position with National Financial Services, LLC., dating back to April, 2006.

This purchase consisted of 250 shares of which 125 have been sold.
The current holding is 125 shares

Sincerely,

Lewis Trezza
Manager, Proxy Services

Exhibit 6

Copy of the November 26, 2007 Letter from National Financial

NATIONAL FINANCIAL
Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

November 26, 2007

THE COCA-COLA COMPANY
1 COCA-COLA PLAZA, NW
ATLANTA, GA 30313

Dear Sirs:

This letter certifies that THE GREAT NECK CAP APP INVST PARTSHP, is currently a beneficial owner of Coca-Cola Company Securities, and has held a security position with National Financial Services, LLC., dating back to April 2006.

This purchase consisted of 250 shares of which 125 shares have been sold. The current holding is 125 shares

Sincerely,

Lewis Trezza
Manager, Proxy Services

KO

Post-it® Fax Note 7671	Date	# of pages ▶
To A. Jane Kamenz	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 404-598-2187	Fax #	

Exhibit 7

Copy of Annual Report of Proxy Voting Record for Vanguard 500 Index Fund

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-PX
ANNUAL REPORT OF PROXY VOTING RECORD
OF
REGISTERED MANAGEMENT INVESTMENT COMPANIES

INVESTMENT COMPANY ACT FILE NUMBER:	811-2652
NAME OF REGISTRANT:	VANGUARD INDEX FUNDS
ADDRESS OF REGISTRANT:	PO BOX 2600, VALLEY FORGE, PA 19482
NAME AND ADDRESS OF AGENT FOR SERVICE:	HEIDI STAM PO BOX 876 VALLEY FORGE, PA 19482
REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:	(610) 669-1000
DATE OF FISCAL YEAR END:	DECEMBER 31
DATE OF REPORTING PERIOD:	JULY 1, 2006 - JUNE 30, 2007

* **FUND: VANGUARD 500 INDEX FUND**

ISSUER: 3M COMPANY
TICKER: MMM **CUSIP:** 88579Y101
MEETING DATE: 5/8/2007

PROPOSAL:	PROPOSED BY	VOTED?	VOTE CAST	FOR/AGAINST MGMT
ELECTION OF DIRECTOR: LINDA G. ALVARADO	ISSUER	YES	FOR	FOR
ELECTION OF DIRECTOR: GEORGE W. BUCKLEY	ISSUER	YES	FOR	FOR
ELECTION OF DIRECTOR: VANCE D. COFFMAN	ISSUER	YES	FOR	FOR
ELECTION OF DIRECTOR: MICHAEL L. ESKEW	ISSUER	YES	FOR	FOR
ELECTION OF DIRECTOR: W. JAMES FARRELL	ISSUER	YES	FOR	FOR
ELECTION OF DIRECTOR: HERBERT L. HENKEL	ISSUER	YES	FOR	FOR
ELECTION OF DIRECTOR: EDWARD M. LIDDY	ISSUER	YES	FOR	FOR
ELECTION OF DIRECTOR: ROBERT S. MORRISON	ISSUER	YES	FOR	FOR
ELECTION OF DIRECTOR: AULANA L. PETERS	ISSUER	YES	FOR	FOR
ELECTION OF DIRECTOR: ROZANNE L. RIDGWAY	ISSUER	YES	FOR	FOR
PROPOSAL #02: RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS 3M'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	ISSUER	YES	FOR	FOR
PROPOSAL #03: AMENDMENT OF THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION TO ELIMINATE THE SUPERMAJORITY VOTE REQUIREMENTS	ISSUER	YES	FOR	FOR

ISSUER: FORD MOTOR COMPANY
TICKER: F **CUSIP:** 345370860
MEETING DATE: 5/10/2007

PROPOSAL:	PROPOSED BY	VOTED?	VOTE CAST	FOR/AGAINST MGMT
ELECTION OF DIRECTOR: JOHN R.H. BOND	ISSUER	YES	FOR	FOR
ELECTION OF DIRECTOR: STEPHEN G. BUTLER	ISSUER	YES	FOR	FOR
ELECTION OF DIRECTOR: KIMBERLY A. CASIANO	ISSUER	YES	FOR	FOR
ELECTION OF DIRECTOR: EDSEL B. FORD II	ISSUER	YES	FOR	FOR
ELECTION OF DIRECTOR: WILLIAM CLAY FORD, JR.	ISSUER	YES	FOR	FOR
ELECTION OF DIRECTOR: IRVINE O. HOCKADAY, JR.	ISSUER	YES	FOR	FOR
ELECTION OF DIRECTOR: RICHARD A. MANOOGIAN	ISSUER	YES	FOR	FOR
ELECTION OF DIRECTOR: ELLEN R. MARRAM	ISSUER	YES	FOR	FOR
ELECTION OF DIRECTOR: ALAN MULALLY	ISSUER	YES	FOR	FOR
ELECTION OF DIRECTOR: HOMER A. NEAL	ISSUER	YES	FOR	FOR
ELECTION OF DIRECTOR: JORMA OLLILA	ISSUER	YES	FOR	FOR
ELECTION OF DIRECTOR: JOHN L. THORNTON	ISSUER	YES	FOR	FOR
PROPOSAL #02: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.	ISSUER	YES	FOR	FOR
PROPOSAL #03: RELATING TO DISCLOSURE OF OFFICER COMPENSATION.	SHAREHOLDER	YES	AGAINST	FOR
PROPOSAL #04: RELATING TO ADOPTION OF GOALS TO REDUCE GREENHOUSE GASES.	SHAREHOLDER	YES	ABSTAIN	AGAINST
* PROPOSAL #05: RELATING TO ALLOWING HOLDERS OF 10% OF COMMON STOCK TO CALL SPECIAL MEETINGS.	SHAREHOLDER	YES	AGAINST	FOR
PROPOSAL #06: RELATING TO CONSIDERATION OF A RECAPITALIZATION PLAN TO PROVIDE THAT ALL COMPANY STOCK HAVE ONE VOTE PER SHARE.	SHAREHOLDER	YES	FOR	AGAINST
PROPOSAL #07: RELATING TO PUBLISHING A REPORT ON GLOBAL WARMING/COOLING.	SHAREHOLDER	YES	ABSTAIN	AGAINST
PROPOSAL #08: RELATING TO THE COMPANY REMOVING REFERENCES TO SEXUAL ORIENTATION FROM EQUAL EMPLOYMENT POLICIES.	SHAREHOLDER	YES	AGAINST	FOR
PROPOSAL #09: RELATING TO ADOPTION OF A POLICY THAT 75% OF EQUITY GRANTS BE PERFORMANCE-BASED.	SHAREHOLDER	YES	AGAINST	FOR
PROPOSAL #10: RELATING TO THE COMPANY REPORTING ON RISING HEALTH CARE EXPENSES.	SHAREHOLDER	YES	ABSTAIN	AGAINST

ISSUER: FOREST LABORATORIES, INC.
TICKER: FRX **CUSIP:** 345838106
MEETING DATE: 8/7/2006

PROPOSAL:	PROPOSED BY	VOTED?	VOTE CAST	FOR/AGAINST MGMT
ELECTION OF DIRECTOR: HOWARD SOLOMON	ISSUER	YES	FOR	FOR
ELECTION OF DIRECTOR: NESLI BASGOZ, M.D.	ISSUER	YES	FOR	FOR

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 7, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Coca-Cola Company (KO)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
The Great Neck Capital Appreciation LTD Partnership

Ladies and Gentlemen:

The company January 3, 2008 letter introduces unsupported information. The company makes a claim regarding "two entirely different entities." Yet the company produces evidence of only one entity with a single exhibit of "Entity Information" from the NYS Department of State.

The company also introduces a new claim that it can ignore a shareholder party message within 14-days of the company requesting a broker letter.

The non-excluded Alaska Air Group, Inc. (March 1, 2004) case made the following relevant point:

> "Shareholder participation in corporate governance via writing and submitting proposals is defined in simple English in the Question-and-Answer portion of Commission's instructions. We believe that the most reasonable understanding of this format is that it expects corporations to communicate with shareholder proponents to resolve structural and procedural details before appealing for guidance on disputed points to the Commission. The company declined to take this approach."

Returning to the text of the December 19, 2007 shareholder party letter:
The company appears to claim that there should be a one-word revision in the broker letter: "LTD" in place of "Invst ."

For example:
The Great Neck Capital Appreciation LTD Partnership
instead of
The Great Neck Cap App Invst Partshp
Apparently one word is different: "LTD" compared to "Invst."

However the company led the proponent to believe that the broker letter with "Invst" was acceptable by remaining silent on this issue from the November 29, 2007 fax of the November 26, 2007 broker letter until the company submitted its December 13, 2007 no action request.

The company set a **precedent** that it would inform the proponent of any needed broker letter revision by its November 26, 2007 email exhibit asking for a revision of the first broker letter. However no such request was made by the company after the November 29, 2007 fax of the revised broker letter. (November 29, 2007 is legible at the top of the November 26, 2007 broker letter.) This company silence since November 29, 2007 led the shareholder party to believe that the company request was satisfied.

Additionally the company asks that one-word be omitted from the proposal: "Vanguard." The company acknowledges that Vanguard supports a shareholder right to call a special meeting, but claims there is one instance where Vanguard did not vote in favor of this principle. The company seems to be arguing against a phantomized version of the proposal, *as if* the proposal stated that Vanguard supports a shareholder right to call a special meeting *in every single instance.*

Returning to new text:
A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto

A. Jane Kamenz <jkamenz@na.ko.com>
Attorney

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 19, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Coca-Cola Company (KO)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
The Great Neck Capital Appreciation LTD Partnership

Ladies and Gentlemen:

The company appears to claim that there should be a one-word revision in the broker letter: "LTD" in place of "Invst."

For example:
The Great Neck Capital Appreciation LTD Partnership
instead of
The Great Neck Cap App Invst Partshp
Apparently one word is different: "LTD" compared to "Invst."

However the company led the proponent to believe that the broker letter with "Invst" was acceptable by remaining silent on this issue from the November 29, 2007 fax of the November 26, 2007 broker letter until the company submitted its December 13, 2007 no action request.

The company set a precedent that it would inform the proponent of any needed broker letter revision by its November 26, 2007 email exhibit asking for a revision of the first broker letter. However no such request was made by the company after the November 29, 2007 fax of the revised broker letter. (November 29, 2007 is legible at the top of the November 26, 2007 broker letter.) This company silence since November 29, 2007 led the shareholder party to believe that the company request was satisfied.

Additionally the company asks that one-word be omitted from the proposal: "Vanguard." The company acknowledges that Vanguard supports a shareholder right to call a special meeting, but claims there is one instance where Vanguard did not vote in favor of this principle. The company seems to be arguing against a phantomized version of the proposal, *as if* the proposal stated that Vanguard supports a shareholder right to call a special meeting *in every single instance.*

For these reasons it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto

A. Jane Kamenz <jkamenz@na.ko.com>
Attorney

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 13, 2007

The proposal relates to special meetings.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Coca-Cola's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Coca-Cola relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END